
July 6, 2015

Mr. Joseph R. Ianniello
Chief Operating Officer
CBS Corporation
51 W. 52nd Street
New York, NY 10019

      Re: CBS Corporation
               Form 10-K for the Fiscal Year Ended December 31, 2014
               Filed February 13, 2015
               File No. 1-09553

Dear Mr. Ianniello:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or its filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                         Sincerely,

                                         /s/ Robert S. Littlepage, for

                                       Carlos Pacho
                                       Senior Assistant Chief Accountant

cc: <u>Via E-Mail</u>
        Lawrence Liding
        CBS